SUPPLEMENT Dated December 15, 2010
To The Prospectus Dated May 1, 2009 For

ING Empire Innovations Variable Annuity
Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. **The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.** *If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

I. Information Regarding Fund Changes and Fund Availability

*1. **Effective after the close of business on or about January 21, 2011**** the ING Growth and Income Portfolio (Class S) will be closed to new investments. Unless you provide us with alternative allocation instructions, any subsequent allocation(s) designated to the subaccount that invests in the ING Growth and Income Portfolio (Class S) will be allocated proportionally among the other subaccount(s) in your current allocation.

*2. **Effective after the close of business on or about January 21, 2011**** the following investment portfolios will be added under your Contract. The sections in the prospectus regarding investment portfolios will be revised accordingly:

Fund Name	*Investment Adviser/ Subadviser*	*Investment Objective*
ING Investors Trust		
ING American Funds Global Growth and Income Portfolio	**Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company	Seeks long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio	**Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company	Seeks long-term growth of capital while providing current income.
ING Global Resources Portfolio (Class ADV)	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Large Cap Value Portfolio (Class S)	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital and current income.
ING Variable Funds		
ING Growth and Income Portfolio (Class ADV)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks.

3. *__Effective January 24, 2011__* the following investment portfolios that were previously closed will be made available to new investments. The sections in the prospectus regarding investment portfolios will be revised accordingly:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Investors Trust		
ING JP Morgan Emerging Markets Equity Portfolio (Class S)	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING T. Rowe Price International Stock Portfolio (Class S) *(previously, ING Marsico International Opportunities Portfolio)*	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Partners, Inc.		
ING Oppenheimer Global Portfolio (Class S)	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

4. *__Effective August 31, 2010__* the ING Wells Fargo Health Care Portfolio is a diversified fund. The information appearing in the prospectus regarding the ING Wells Fargo Health Care Portfolio is revised accordingly.

II. Notice of Upcoming Fund Reorganizations

__Effective after the close of business on or about January 21, 2011__, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING American Funds Growth-Income Portfolio	ING Growth and Income Portfolio (Class ADV)
ING BlackRock Large Cap Value Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Lord Abbett Growth and Income Portfolio (Class S)	ING Large Cap Value Portfolio (Class S) (formerly ING Pioneer Equity Income Portfolio)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio (Class S)	ING American Funds World Allocation Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (Service Class)	ING Large Cap Growth Portfolio (Class S)

Information Regarding the Portfolio Reorganizations:

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved proposals for the reorganizations referenced above. The reorganizations are also subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about January 21, 2011, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted and all references to them will be replaced by the corresponding Surviving Portfolio.

III. Other Information

ING Funds Distributor, LLC has changed its name to ING Investments Distributor, LLC. All references to ING Funds Distributor, LLC in the current Prospectuses and Statements of Additional Information are hereby replaced with ING Investments Distributor, LLC.